KOOR Industries Limited
                                                   (An Israeli Corporation)

Interim Consolidated Financial Statements as at September 30, 2001
-------------------------------------------------------------------------------


Contents


                                                                           Page


Review Report of Interim Consolidated Financial Statements                    2


Interim Consolidated Financial Statements:

Balance Sheets                                                              3-4

Statements of Income                                                          5

Statements of Shareholders' Equity                                         6-10

Statements of Cash Flows                                                  11-17

Notes to the Financial Statements                                         18-27



The Board of Directors
Koor Industries Limited

Review report of unaudited interim consolidated financial statements for the nine and three month periods ended September 30, 2001

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2001, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the nine month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at September 30, 2001 constitute 48.9 % of the total consolidated assets and whose revenues for the nine months then ended constitute 54.9 % of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at September 30, 2001 totaled approximately NIS 180 million, and the equity of Koor in their losses for the nine months then ended totaled approximately NIS 4 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd., and to that stated in
Note 4A(6) to the financial statements regarding legal procedures against the subsidiary, ECI Telecom Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)
November 15, 2001


Consolidated Balance Sheets
-------------------------------------------------------------------------------

In terms of NIS of September 2001

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                             September 30                   December 31       September 30
                                                              2001           2000              2000               2001
                                                              Unaudited                         Audited          Unaudited
                                                                     NIS thousands                           US$ thousands


Assets

Current assets
Cash and cash equivalents                                 711,847            950,868           988,522            163,455
Short-term deposits and investments                       659,877            702,868           644,741            151,522
Trade receivables                                       2,581,086          2,789,315         2,713,807            592,672
Other accounts receivable                                 582,133            488,128           459,356            133,670
Inventories and work in progress,
net of customer advances                                1,844,063          1,740,592         1,796,623            423,436
                                                        ---------          ---------         ---------            -------

Total current assets                                    6,379,006          6,671,771         6,603,049          1,464,755
                                                        ---------          ---------         ---------          ---------

Investments and long-term
 receivables
Investments in affiliates                               1,479,556          3,329,517         3,061,252            339,737
Other investments and receivables                       1,193,774          1,119,204         1,188,239            274,116

                                                        2,673,330          4,448,721         4,249,491            613,853
                                                        ---------          ---------         ---------            -------

Fixed assets
Cost                                                    6,058,311          6,892,283         6,871,634          1,391,116
Less - accumulated depreciation                         2,789,469          3,471,024         3,536,955            640,521
                                                        ---------          ---------         ---------            -------

                                                        3,268,842          3,421,259         3,334,679            750,595
                                                        ---------          ---------         ---------            -------

Intangible assets and deferred
 expenses after amortization                            1,287,813            871,150           878,266            295,709
                                                        ---------            -------           -------            -------


                                                       13,608,991         15,412,901        15,065,485          3,124,912
                                                       ==========         ==========        ==========          =========

================================================================================
The accompanying notes are an integral part of the financial statements.

                                                    KOOR Industries Limited
                                                   (An Israeli Corporation)


--------------------------------------------------------------------------------



                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                             September 30                   December 31       September 30
                                                              2001            2000              2000               2001
                                                              Unaudited                         Audited          Unaudited
                                                                     NIS thousands                           US$ thousands


Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                            3,002,872          2,119,238         2,749,737            689,523
Trade payables                                          1,292,371          1,360,550         1,442,050            296,756
Other payables                                          1,024,529          1,255,819         1,099,209            235,254
Liability for acquisition of
 subsidiaries' shares                                      96,329                  -                 -             22,119
Customer advances, net of work in
 progress                                                 240,856            267,120           303,666             55,306
                                                          -------            -------           -------             ------

Total current liabilities                               5,656,957          5,002,727         5,594,662          1,298,958
                                                        =========          =========         =========          =========

Long-term liabilities
Net of current maturities:
Bank loans                                              3,497,764          3,701,386         3,086,103            803,160
Other loans                                               105,643            206,962           192,647             24,258
Debentures                                                      -             34,795            34,632                  -
Convertible debentures                                     36,844             74,271            73,925              8,460
Customer advances                                         199,358            115,827           106,509             45,777
Deferred taxes                                            173,009             74,235           122,462             39,726
Liability for employee severance
 benefits, net                                            214,083            433,752           294,767             49,158
                                                          -------            -------           -------             ------

Total long-term liabilities                             4,226,701          4,641,228         3,911,045            970,539
                                                        ---------          ---------         ---------            -------

Liability for acquisition of
 subsidiaries' shares                                           -             82,100            82,136                  -

Minority Interest                                       1,343,416          1,008,687         1,084,771            308,477
                                                        ---------          ---------         ---------            -------

Shareholders' Equity                                    2,381,917          4,678,159         4,392,871            546,938
                                                        ---------          ---------         ---------            -------


                                                       13,608,991         15,412,901        15,065,485          3,124,912
                                                       ----------         ----------        ----------          ---------


November 15, 2001                                   _______________________              _________________________
                                                        Jonathan Kolber                         Yuval Yanai
                                                     CEO and Vice Chairman               Executive Vice President
                                                   of the Board of Directors                      and CFO


                                                       KOOR Industries Limited

                                                          (An Israeli Company)
Consolidated Statements of Income


In terms of NIS of September 2001
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 1B)
                                                                                                                Nine months
                                                                                               Year ended         ended
                             Nine months ended September 30   Three months ended September      December 31   September 30,
                                                                           30
                                       2001         *2000            2001         *2000           *2000            2001
                                       Unaudited                       Unaudited                   Audited       Unaudited
                                     NIS thousands                           NIS thousands                    US$ thousands

-----------------------------------------------------------------------------------------------------------------------------------
Income from sales and
 services                        5,289,465      6,087,910       1,852,252       1,965,206       7,982,785       1,214,573


Cost of sales and revenues       4,100,371      4,473,481       1,411,842       1,471,500       5,966,131         941,532
                                 ---------      ---------       ---------       ---------       ---------         -------

Gross profit                     1,189,094      1,614,429         440,410         493,706       2,016,654         273,041

Selling and marketing
 expenses                          581,296        592,443         197,917         188,725         788,098         133,478
General and
 administrative expenses           365,962        377,729         119,250         129,995         541,659          84,033
                                   -------        -------         -------         -------         -------          ------

Operating income                   241,836        644,257         123,243         174,986         686,897          55,530

Financing expenses, net            339,598        210,591         167,735          87,091         311,003          77,979
                                   -------        -------         -------          ------         -------          ------

                                   (97,762)       433,666         (44,492)         87,895         375,894         (22,449)
Other income (expenses),
 net                              (295,881)       129,883         (35,293)        235,888         161,842         (67,941)
                                  --------        -------         -------         -------         -------         -------
(Loss) income before
 taxes on income                  (393,643)       563,549         (79,785)        323,783         537,736         (90,390)

Taxes on income                     32,264        142,321          27,956          77,071         155,542           7,408
                                    ------        -------          ------          ------         -------           -----

                                  (425,907)       421,228        (107,741)        246,712         382,194         (97,798)
Group equity in the
 operating results of
 affiliates, net                (1,736,167)       (29,403)       (411,116)        (24,611)       (275,437)       (398,661)
                                ----------        -------        --------         -------        --------        --------

                                (2,162,074)       391,825        (518,857)        222,101         106,757        (496,459)
Minority interest in
 subsidiaries, net                 (19,272)       (60,927)         (5,295)        (18,416)        (52,084)         (4,425)
                                   -------        -------          ------         -------         -------          ------

(Loss) income from
 continuing operations          (2,181,346)       330,898        (524,152)        203,685          54,673        (500,884)
Results of discontinued
 operations, net                   (28,362)       224,520               -         (15,374)        218,399          (6,512)
                                   -------        -------                         -------         -------          ------

Net (loss) income for
 the period                     (2,209,708)       555,418        (524,152)        188,311         273,072        (507,396)
                                ==========        =======        ========         =======         =======        ========


                                        NIS            NIS             NIS             NIS             NIS             US$
                                  ---------     ---------       ----------       ---------       ---------       ---------


(Loss) earnings per NIS 1
  par value of the ordinary
  share capital:
Continuing operations             (143,581)        21,411         (34,501)         13,351           3,537         (32,969)
Discontinued operations             (1,867)        14,527               -          (1,008)         14,130            (429)
                                    ------         ------          ------          ------          ------            ----
                                  (145,448)        35,938         (34,501)         12,343          17,667         (33,398)
                                  ========         ======         =======          ======          ======         =======


The accompanying notes are an integral part of the financial statements.
*  Restated.  See Note 4C.




                                                 KOOR Industries Limited
                                                    (An Israeli Company)

Statement of Shareholders' Equity

In terms of NIS of September 2001

                                                                                                  Company      Cumulative
                                                                                           shares held by         foreign
                                               Number of                                      the company        currency
                                                ordinary           Share         Capital              and     translation
                                                  shares         capital        reserves     subsidiaries     adjustments
                                                                                                    NIS thousands


Balance as at January 1, 2001 (Audited)      15,192,379         543,464       2,468,346        (262,297)       (676,312)

Changes during the nine months ended
 September 30, 2001 (Unaudited) :
Net loss for the period                               -               -               -               -               -
Foreign currency translation adjustments              -               -               -               -         198,639
Exercise of stock options granted
  to Israeli banks                                    -              *-             115               -               -

Balance as at September 30, 2001
  (Unaudited)                                15,192,379         543,464       2,468,461        (262,297)       (477,673)



* Represents an amount lower than NIS 1,000.

(table continued below)


                                                                   Total
                                                Retained   Shareholders'
                                                earnings          Equity


Balance as at January 1, 2001 (Audited)       2,319,670       4,392,871

Changes during the nine months ended
 September 30, 2001 (Unaudited):
Net loss for the period                      (2,209,708)     (2,209,708)
Foreign currency translation adjustments              -         198,639
Exercise of stock options granted
  to Israeli banks                                    -             115

Balance as at September 30, 2001
  (Unaudited)                                   109,962       2,381,917


The accompanying notes are an integral part of the financial statements.


                                                      KOOR Industries Limited
                                                          (An Israeli Company)

Statement of Shareholders' Equity (cont'd)


In terms of NIS of September 2001

                                                                                                Company    Cumulative
                                                                                         shares held by       foreign
                                             Number of                                      the company      currency
                                              ordinary           Share         Capital              and   translation
                                                shares         capital        reserves     subsidiaries   adjustments
                                                                                                  NIS thousands

Balance as at July 1, 2001 (Unaudited)     15,192,379         543,464       2,468,461        (262,297)       (618,956)

Changes during the three months ended
 June 30, 2001 (Unaudited):
Net loss for the period                             -               -               -               -               -
Foreign currency translation adjustments            -               -               -               -         141,283

Balance as at September 30, 2001
  (Unaudited)                              15,192,379         543,464       2,468,461        (262,297)       (477,673)

(table continued below)


                                                             Total
                                          Retained   Shareholders'
                                          earnings          Equity


Balance as at July 1, 2001 (Unaudited)    634,114       2,764,786

Changes during the three months ended
 June 30, 2001 (Unaudited):
Net loss for the period                  (524,152)       (524,152)
Foreign currency translation adjustments        -         141,283

Balance as at September 30, 2001
  (Unaudited)                             109,962       2,381,917


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.


                                                  KOOR Industries Limited
                                                       (An Israeli Company)

Statement of Shareholders' Equity (cont'd)


In terms of NIS of September 2001
                                                                                                         Company     Cumulative
                                                                                                  shares held by        foreign
                                                     Number of                                       the company        currency
                                                      ordinary           Share         Capital               and     translation
                                                        shares         capital        reserves      subsidiaries     adjustments
                                                                                                        NIS thousands


Balance as at  January 1, 2000 (Audited)           15,730,971         543,464       2,465,878         (54,720)       (588,515)

Changes during the nine months ended,
   September 30, 2000 (Unaudited):

Net income for the period                                   -               -               -               -               -
Exercise of stock options granted to Israeli banks          -               *             141               -               -
Acquisition of "Treasury stock"                      (538,592)              -               -        (207,577)              -
Interim dividend                                            -               -               -               -               -
Erosion of dividend proposed in 1999                        -               -               -               -               -
Dividend on company shares held by subsidiaries             -               -               -               -               -
Premium received in respect of issuance of option
 exercisable for company shares                             -               -           1,917               -               -
Capital reserve in respect of conversion of notes
  in an affiliate by a controlling shareholder              -               -             410               -               -
Foreign currency translation adjustments                    -               -               -               -         (84,854)
Balance as at September 30, 2000 (Unaudited)       15,192,379         543,464       2,468,346        (262,297)       (673,369)
Changes during the three months ended
 September 30, 2000(Unaudited):                    15,288,763         543,464       2,468,346        (221,341)       (657,974)
Net income for the period                                   -               -               -               -               -
Acquisition of "Treasury stock"                       (96,384)              -               -         (40,956)              -
Foreign currency translation adjustments                    -               -               -               -         (15,395)
Balance as at September 30, 2000 (Unaudited)       15,192,379         543,464       2,468,346        (262,297)       (673,369)

(table continued below)

                                                                        Total
                                                     Retained   Shareholders'
                                                     earnings          Equity


Balance as at  January 1, 2000 (Audited)           2,106,805       4,472,912

Changes during the nine months ended,
   September 30, 2000 (Unaudited):

Net income for the period                            555,418         555,418
Exercise of stock options granted to Israeli banks         -             141
Acquisition of "Treasury stock"                            -        (207,577)
Interim dividend                                     (59,702)        (59,702)
Erosion of dividend proposed in 1999                  (1,163)         (1,163)
Dividend on company shares held by subsidiaries          657             657
Premium received in respect of issuance of option
 exercisable for company shares                            -           1,917
Capital reserve in respect of conversion of notes
  in an affiliate by a controlling shareholder             -             410
Foreign currency translation adjustments                   -         (84,854)
Balance as at September 30, 2000 (Unaudited)       2,602,015       4,678,159
Changes during the three months ended
 September 30, 2000(Unaudited):                    2,413,704       4,546,199
Net income for the period                            188,311         188,311
Acquisition of "Treasury stock"                            -         (40,956)
Foreign currency translation adjustments                   -         (15,395)
Balance as at September 30, 2000 (Unaudited)       2,602,015       4,678,159


* Represents an amount lower than NIS 1,000.
The accompanying notes are an integral part of the financial statements.


                                                  KOOR Industries Limited
                                                     (An Israeli Company)

Statement of Shareholders' Equity (cont'd)


In terms of NIS of September 2001

                                                                                                                     Cumulative
                                                                                                      Company           foreign
                                                     Number of                                          shares         currency
                                                      ordinary           Share         Capital         held by      translation
                                                        shares         capital        reserves    subsidiaries      adjustments
                                                                                                        NIS thousands


Balance as at January 1, 2000 (Audited)            15,730,971         543,464       2,465,878         (54,720)       (588,515)

Changes during 2000 (Audited):
Net income for the year                                     -               -               -               -               -
Exercise of stock options granted to Israeli banks          -               *             141               -               -
Acquisition of "treasury stock"                      (538,592)              -               -        (207,577)              -
Premium received in respect of issuance of
 option exercisable for company shares                      -               -           1,917               -               -
A capital reserve in respect of conversion of
 notes in affiliate by a controlling shareholder            -               -             410               -               -
Interim dividend                                            -               -               -               -               -
Erosion of dividend proposed in 1999                        -               -               -               -               -
Foreign currency translation adjustments                    -               -               -               -         (87,797)
Dividend on Company shares held by subsidiaries             -               -               -               -               -
                                                    ---------       ---------        ---------       ---------       ---------
Balance as at December 31, 2000 (Audited)          15,192,379         543,464       2,468,346        (262,297)       (676,312)
                                                   ==========         =======       =========        =========       =========

(table continued below)

                                                                           Total
                                                        Retained   Shareholders'
                                                        earnings          Equity



Balance as at January 1, 2000 (Audited)               2,106,805       4,472,912

Changes during 2000 (Audited):
Net income for the year                                 273,072         273,072
Exercise of stock options granted to Israeli banks            -             141
Acquisition of "treasury stock"                               -        (205,577)
Premium received in respect of issuance of
 option exercisable for company shares                        -           1,917
A capital reserve in respect of conversion of
 notes in affiliate by a controlling shareholder              -             410
Interim dividend                                        (59,702)        (59,702)
Erosion of dividend proposed in 1999                     (1,163)         (1,163)
Foreign currency translation adjustments                      -         (87,797)
Dividend on Company shares held by subsidiaries             658             658
                                                      ---------       ---------

Balance as at December 31, 2000 (Audited)             2,319,670       4,392,871
                       === ====                       =========       =========



* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.

                                                    KOOR Industries Limited
                                                       (An Israeli Company)

Statement of Shareholders' Equity (cont'd)


Convenience translation into US dollars (Note 1B)

                                                                            Company      Cumulative
                                                                     shares held by         foreign
                                                                        the company        currency                           Total
                                                Share       Capital             and     translation        Retained   Shareholders'
                                              capital      reserves    subsidiaries     adjustments        earnings          Equity
                                                           Convenience translation (Note 1B) - US$ thousands


Balance as at January 1, 2001 (Audited)      124,791       566,784         (60,229)       (155,295)        532,645       1,008,696
                                             -------       -------         -------        --------         -------       ---------

Changes during the nine months ended
 September 30, 2001 (Unaudited) :
Net loss for the period                            -             -               -               -        (507,396)       (507,396)
Foreign currency translation
  adjustments                                      -             -               -          45,612               -          46,870
Exercise of stock options granted to
 Israeli banks                                    *-            26               -               -               -              26

Balance as at September 30, 2001 (Unaudited) 124,791       566,810         (60,229)       (109,683)         25,249         546,938
                                             =======       =======         =======        ========          ======         =======



* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.

                                                        Koor Industries Limited
                                                           (An Israeli Company)


Consolidated Statements of Cash Flows

In terms of NIS of September 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                Year ended     Nine months
                                                                                                                     ended
                            Nine months ended September 30   Three months ended September      December 31    September 30
                                                                          30
                                       2001           2000            2001            2000            2000            2001
                                      Unaudited                       Unaudited                    Audited       Unaudited
                                    NIS thousands                           NIS thousands                    US$ thousands


Cash flows generated
 by operating activities:
Net (loss) income for the
 period                         (2,209,708)       555,418        (524,152)        188,311          273,072        (507,396)
Adjustments to reconcile net
 income to net cash
 flows generated by
 operating activities (a)        2,066,958         42,257         431,426         (96,364)         199,883         474,617
Net cash (outflow) inflow
 generated by operating
 activities                       (142,750)       597,675         (92,726)         91,947          472,955         (32,779)
Cash flows generated
 by investing activities:
Purchase of fixed assets          (365,273)      (330,652)        (85,935)       (118,150)        (498,073)        (83,874)
Investment grants in
 respect of fixed assets            14,267         11,572           3,140           4,809           15,395           3,276
Investments in intangible
 assets and deferred charges      (519,213)       (51,950)        (57,915)        (15,375)         (79,166)       (119,222)
Additional investment
 in subsidiaries                   (26,149)      (305,091)         (5,596)       (290,227)        (307,236)         (6,004)
Payment of liabilities
 for purchase of
 consolidated companies                  -       (114,386)              -               -         (114,386)              -
Acquisition of initially
 consolidated subsidiaries               -        (18,762)              -         (18,762)         (17,264)              -
(b)
Investments in affiliates          (43,818)       (14,938)         (3,248)         (3,373)         (19,575)        (10,062)
Investment in loans to
 affiliates                         (1,151)        (6,910)           (681)         (6,544)            (965)           (264)
Repayment of loans from
 affiliates                            321            174               -              47              154              74
Proceeds from realization
 of investments in
 formerly consolidated
 subsidiaries, net of cash
 in those subsidiaries at
 the time they ceased
 being consolidated (c)           (102,072)     1,221,466        (101,569)         96,926        1,298,340         (23,439)
Proceeds from realization
 of activities (d)                  34,059        477,993               -         477,993          484,210           7,821
Proceeds from sale of
 activities in previous year        27,405              -           1,393               -                -           6,293
Proceeds from disposal of
 investments in investees          170,723         54,352         166,941               -           54,352          39,202
Proceeds from sale of
 fixed assets                       68,169         29,185           4,947          10,557          137,773          15,653
Investment in venture
 capital companies                (124,270)             -         (20,856)              -         (336,687)        (28,536)
Change in investments
 and other receivables, net          7,999       (492,063)         (9,254)       (360,224)        (215,703)          1,837
Change in short term
 deposits and investments,net       (4,000)      (222,350)         35,916          34,879         (196,424)           (918)
Net cash inflow (outflow)
 generated by investing
 activities                       (863,003)       237,640         (72,717)       (187,444)         204,745        (198,163)

The accompanying notes are an integral part of the financial statements.





                                                    KOOR Industries Limited
                                                       (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)


In terms of NIS of September 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2001           2000            2001            2000            2000            2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands


Cash flows generated
 by financing activities:
Proceeds from exercise
 of stock options granted
 to Israeli banks                      115            141               -               -              141              26
Acquisition of "treasury
 stock"                                  -       (207,577)              -         (40,956)        (207,577)              -
Premium received in
 respect of stock issuance
 of options exercisable
 for company shares                      -          1,917               -               -            1,917               -
Dividend paid                            -       (228,702)              -         (59,052)        (228,702)              -
Proceeds from issuance
 of shares to minority
 interests in subsidiaries          24,331         38,880           5,553          14,175           49,199           5,587
Dividend paid to
 minority in subsidiaries          (12,124)        (2,317)        (10,486)         (2,317)         (12,762)         (2,784)
Issued of preferred shares
 to minority interest of
 subsidiary                         58,561              -          22,900               -           62,585          13,447
Payment of suppliers'
 credit for the purchase
 of fixed assets                         -         (2,076)              -               -                -               -
Proceeds from long-term
 loans and other
 long-term liabilities             687,981        524,892          76,862         208,984          513,656         157,975
Repayment of long-term
 loans, debentures and
 other long-term liabilities      (281,213)    (1,069,008)        (70,290)        (81,754)      (1,108,430)        (64,573)
Credit from banks and
 others, net                       211,425       (405,019)        (45,660)        194,718         (223,084)         48,548
Net cash inflow (outflow)
 generated by financing
 activities                        689,076     (1,348,869)        (21,121)        233,798       (1,153,057)        158,226

Translation differences
 in respect of cash
 balances of autonomous
 foreign investees                  40,002        (13,390)         26,023          (2,917)         (13,933)          9,185
Increase (decrease) in
 cash and cash equivalents        (276,675)      (526,944)       (160,541)        135,384         (489,290)        (63,531)
Balance of cash and
 cash equivalents at
 beginning of period               988,522      1,477,812         872,388         815,484        1,477,812         226,986

Balance of cash and
 cash equivalents at
 end of period                     711,847        950,868         711,847         950,868          988,522         163,455
The accompanying notes are an integral part of the financial statements.




                                              KOOR Industries Limited
                                                 (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)


In terms of NIS of September 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2001           2000            2001            2000            2000            2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands


A.  Adjustments to
       reconcile net income
       to net cash
       generated by
       operating activities:

Income and expenses
 not involving cash flows:
Minority interest in
 subsidiaries, net                  18,585         44,548           5,295          14,274           16,168           4,267
Dividend received from
 affiliates net of equity
 in the operating results        1,736,167         48,455         411,116          30,820          301,180         398,661
Depreciation and
 amortization                      298,617        288,053         100,803          95,171          381,185          68,569
Deferred taxes                     (18,433)        68,812          19,494         (29,296)         129,851          (4,233)
(Decrease) increase in
 liability for employee
 severance benefits, net           (87,911)       180,583         (63,203)         42,315           41,571         (20,186)

Capital losses (gains), net:
Fixed assets                        (1,430)        18,025          (1,899)          3,725           (6,982)           (328)
Investment in formerly
 consolidated subsidiaries          (3,428)      (457,170)              -         (57,291)        (520,836)           (787)
Profit from realization
 of activities                      26,632       (303,670)              -        (303,670)        (283,763)          6,115
Investments in investee
 companies                         (14,380)       (37,410)        (11,667)        (12,998)         (28,052)         (3,302)
Inflationary erosion
 of principal of long-term
 loans and other liabilities        66,679        (65,983)         58,224         (18,101)         (80,969)         15,311
Inflationary erosion of
 principal of credit
 from banks and others               3,825         (7,092)          4,861          (5,415)          (5,190)            878
Inflationary erosion of
 value of investments,
 deposits and loans
 receivable                        (24,321)        14,208         (15,278)          7,002           25,924          (5,585)
Changes in value of
 assets and investments            103,417         33,639          25,585          47,638           67,599          23,747

                                 2,104,019       (175,002)        533,331        (185,826)          37,686         483,127


The accompanying notes are an integral part of the financial statements.



                                             KOOR Industries Limited
                                                (An Israeli Company)


Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of September 2001

                                                                                                               Convenience
                                                                                                               Translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           Ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2001           2000            2001            2000            2000            2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands


A.  Adjustments to
      reconcile net income
      to net cash flows
      generated by operating
      activities (cont'd)

Changes in operating
 assets and liability
 liability items:
(Increase) decrease in trade
 Receivables and other
 accounts receivable (after
 taking into account
 non-current receivables)          179,463        100,045        (108,834)         39,479          188,349          41,208
(Increase) decrease in
 inventories, works in
progress
 and customer  advances
 (including long-term
 customer advances and
 deposits)                          (4,147)       (34,155)        161,279         (15,546)         (63,593)           (952)
Increase (decrease) in trade
 payables and other payables      (212,377)       151,369        (154,350)         65,529           37,441         (48,766)
                                  --------        -------        --------          ------           ------         -------
                                   (37,061)       217,259        (101,905)         89,462          162,197          (8,510)
                                   -------        -------        --------          ------          -------          ------

                                 2,066,958         42,257         431,426         (96,364)         199,883         474,617
                                 =========         ======         =======         =======          =======         =======

B. Acquisition of newly
     Consolidated
     subsidiaries:

Assets and liabilities of the subsidiaries at date of acquisition:
Working capital surplus
 (deficiency) excluding
 cash and cash equivalents               -         14,878               -          14,878           (8,459)              -
Fixed assets and
 investments                             -       (127,691)              -        (127,691)         (16,616)              -
Long-term liabilities                    -          2,115               -           2,115            4,168               -
Minority interest in
 subsidiaries                            -         13,791               -          13,791           43,840               -
Excess of cost over net
 asset value upon
 acquisition                             -        (29,257)              -         (29,257)        (147,576)              -
Investment in affiliates                 -        107,402               -         107,402          107,379               -
                                   -------        -------         -------         -------          -------          -------

                                         -        (18,762)              -         (18,762)         (17,264)              -
                                   ========        =======       ========         ========          =======        ========


The accompanying notes are an integral part of the financial statements.


                                                        KOOR Industries Limited
                                                           (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)


In terms of NIS of September 2001

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2001           2000            2001            2000            2000            2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands


C.  Proceeds from
      realization of
      investments in
      formerly
      consolidated
      subsidiaries, net of
      cash in those
      subsidiaries at the
      time they ceased
      being consolidated:

Assets and liabilities of formerly consolidated subsidiaries at the time they ceased being consolidated:

Working capital surplus,
 (deficiency) excluding
 cash and cash equivalents        (269,817)       (65,141)       (264,855)          5,886          (89,650)        (61,956)
Fixed assets and
 investments                         1,196      1,363,508          (1,527)         33,765        1,466,624             275
Long-term liabilities              (45,117)      (413,114)        (45,035)           (783)        (491,997)        (10,360)
Minority interest in
 subsidiary as at
 date of sale                         (404)      (133,972)              -             681         (133,926)            (93)
Consideration not yet
 received from
 consolidation of
 companies                          (1,206)             -               -               -                -            (277)
Investments in affiliates                -         13,015               -              86                -               -
Investments in affiliates
 as a result of merger                   -              -               -               -           26,454               -
Unguaranteed deficiency
 in shareholders' equity
 of subsidiary                     209,848              -         209,848               -                -          48,185
Capital gain on sale
 of investments in
 Subsidiaries                        3,428        457,170               -          57,291          520,835             787
                                     -----        -------          ------          ------          -------             ---

                                  (102,072)     1,221,466        (101,569)         96,926        1,298,340         (23,439)
                                  ========      =========        ========          ======        =========         =======

The accompanying notes are an integral part of the financial statements.







                                                 KOOR Industries Limited
                                                    (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)


In terms of NIS of September 2001

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                Year ended     Nine months
                                                                                                                     ended
                              Nine months ended September    Three months ended September      December 31   September 30,
                                          30                              30
                                       2001           2000            2001            2000            2000            2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands


D.   Proceeds from
        realization of
        activities

Working capital surplus
 excluding cash and cash
 equivalents                         3,504        152,490               -         152,490          154,246             805

Fixed assets                        65,621         43,657               -          43,657           52,309          15,068

Accrued income - long-
 term                                    -         21,352               -          21,352           21,352               -

Realization proceeds
 receivable                         (8,434)       (43,176)              -         (43,176)         (27,460)         (1,937)

Capital gain (loss) from
 realization of activities         (26,632)       303,670               -         303,670          283,763          (6,115)
                                   -------        -------         -------         -------          -------          ------

                                    34,059        477,993               -         477,993          484,210           7,821
                                    ======        =======         =======         =======          =======           =====



                                              KOOR Industries Limited
                                                 (An Israeli Company)


Consolidated Statements of Cash Flows (cont'd)


In terms of NIS of September 2001

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                Year ended     Nine months
                                                                                                                     ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2001           2000            2001            2000            2000            2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands


E.   Non-cash
       operations:

Purchase of fixed assets             2,397         18,634               -          14,134          43,332             550
                                     =====         ======                          ======          ======             ===

Purchase of other assets                 -          3,243               -           3,243             931               -
                                     =====          =====           =====           =====             ===

Proceeds from sale of
 fixed assets and
 investees                           5,517         43,491               -          43,176          31,909           1,267
                                     =====         ======          ======          ======          ======           =====

Investment in initially
 consolidated subsidiaries               -         67,790               -          67,790          55,721               -
                                     ======        ======          ======          ======          ======           ======

Proceeds from
 realization of affiliated
 company in marketable
 securities                              -         16,151               -          16,151          27,456               -
                                     ======        ======           ======         ======          ======          =======

Proposed dividend to
 minority shareholders                   -         10,744               -          10,744               -               -
                                    ======         ======           ======         =======         ======           ======


The accompanying notes are an integral part of the financial statements.


                                                        KOOR Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements




Note 1 - General

         The following financial statements are for the three and nine month periods ending September 30, 2001. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2000 and their accompanying notes.



Note 2 - Principal Accounting Policies

         A. The significant accounting principles applied in the preparation of these interim financial statements are consistent with those applied in the financial statements as at December 31, 2000. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.

         B. During the accounting period, the Israel Accounting Standards Board published the following new Accounting
                  Standards:

                  Accounting Standard No. 7 - Post Balance Sheet Events. The new standard stipulates when a corporation must make adjustments to its financial statements for events after the Balance Sheet date, and the disclosure required from a corporation regarding the date on which the financial statements were approved for publication relating to events after the Balance Sheet date.

                  Accounting Standard No. 8 - Discontinuing operations. The standard stipulates rules for separate presentation of information relating to significant business operations discontinued by the corporation, from information to continued operations, and determines the minimum disclosure of information regarding discontinued operations.

                  Accounting Standard No. 11 - Segment reporting. The standard requires the inclusion of information regarding business segments and geographic segments, and determines detailed directives to identify business and geographic segments.

                  Accounting Standard No. 7 will apply to financial statements for periods ending December 31, 2001 or thereafter. Accounting standards 8 and 11 will apply to financial statements for periods starting January 1, 2002 or thereafter.

                  In the Company's opinion the effects of the new standards are not expected to be significant.



Note 2 - Principal Accounting Policies

                  After the Balance Sheet date, Israel Accounting Standards Board published additional new standards, as follows:

                  Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation. Under this standard, the adjustment of financial statements will cease starting January 1, 2003. Until December 31, 2002, the Company will continue to draw up adjusted financial statements in accordance with Statement 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2002 will serve as the starting point for the nominal financial reporting starting from January 1, 2003.

                  Accounting Standard No. 13 - Effects of changes in Foreign exchange rates. The standard deals with the translation of transactions in foreign currency and the translation of financial statements of foreign operations, for the purpose of their integration into the financial statements of the reporting corporation. The standard will apply to financial statements starting after December 31, 2002.



Note 3 - Financial Statements In Adjusted Values

         The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency based on the changes in the Israeli consumer price index (CPI).

         The comparative data in these statements were adjusted to the NIS of September 2001.

         In the nine months ended September 30, 2001, the CPI rose by 2.01% (in the corresponding period last year it fell by 0.47%). The exchange rate of the US dollar increased by 7.77% (in the corresponding period last year it fell by 3.11%). In the three months ended September 30, 2001, the CPI rose by 0.89% (and in the corresponding period last year it fell by 0.85%). The US dollar exchange rate rose by 4.56% (and in the corresponding period last year it fell by 1.47%).



Note 4 - Details Concerning Investee Companies and Divestiture

         A.       ECI Telecom Ltd. ("ECI") - an investee company

         1. During the period, ECI continued the process of de-merging into five separate companies operating in separate fields. Implementation of the de-merger is subject to receipt of the various approvals required by the law, including from the tax authorities, the shareholders and the Court, and establishing the business maturity of the de-merger companies. On January 1, 2001 five subsidiaries were established, each taking on the employees of the various operations. These companies are operating as business units of ECI until the date of the transfer of the assets (including intangible assets) and liabilities to their legal ownership.

         2. The world decline in demand for telecommunications products, including those of ECI, which started in the second half of 2000, continued during the nine months of 2001. As a result, the management of ECI decided, towards the end of the first quarter of 2001, on the implementation of considerable downsizing, which included, inter alia, termination of the manufacture and distribution of certain products and termination of the development activities in the USA which were acquired in the second quarter of 2000. Accordingly, ECI recorded in its financial statements for the period, a provision of approximately 95 million dollars for decrease in value of inventories, and a provision of 149 million dollars (of which, about 48 million dollars in the third quarter of
                  2001), for amortization of the goodwill, intangible assets and fixed assets used for the terminated operations.

                  During April 2001, ECI's management decided to dismiss about 1,000 employees (in addition to the decision of December 2000 on the dismissal of 365 employees).

         3. In the first quarter of 2001, with the continuing decline in global demand for telecommunications products including those of ECI, sales forecasts of ECI were revised downwards. In addition, there were other indications in that period of a change in the fair value of ECI. These indications included, inter alia, valuations made by an independent outside appraiser for ECI, and related to the value of four of ECI's business units, feelers concerning the sale of Lightscape Networks ("LSN"), which is one of ECI's main business units, and another indication concerning the value of LSN which derived from the assessments of an investment bank regarding the value of LSN, which it prepared for examining the possibility of raising capital by way of a private placement.

                  In view of the aforesaid, the management of Koor decided in the first quarter, to reduce the book value of the investment in ECI in respect of a decrease in value not of a temporary nature, by NIS 212 million, to NIS 2,248 million as at March 31, 2001.

                  During the second quarter of 2001, since the negative trends in the telecommunications sector were continuing, and particularly in light of the uncertainty as to the recovery of this market, Koor's management decided to commission an overall valuation of ECI from the same appraiser who had prepared the previous valuations for ECI.


Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an investee company (cont'd)

                  The fair value of ECI according to the findings of the valuation, ranges from 985 million dollars to some 1,230 million dollars, and therefore the fair value of Koor's investment in ECI was between 340 million dollars and 420 million dollars.

                  Based on the above, the Board of Directors of the Company decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature, by approximately NIS 597 million (in addition to the reduction made in the first quarter of the year). The balance of Koor's investment in ECI as at June 30, 2001, is approximately NIS 1,565 million.

                  The results of ECI's operations and other indications including valuation from the same appraiser served Koor's management for the valuation of its investment in ECI in the third quarter of 2001. In view of the data available to the Koor management, as well as the ongoing slowdown in the markets in which ECI operates, the Board of Directors of Koor decided to write off the balance of the goodwill allocated to the investment in ECI, in the amount of NIS 264 million. Thus, the write-offs of goodwill in the account period amounted to approximately NIS 1,073 million. The reductions were included in the Statement of Income under " Group equity in the operating results of affiliates, net". The balance of the investment in ECI as at September 30, 2001 is NIS 1,213 million.

         4. During the second quarter of 2001, Koor purchased 1,613,478 shares of ECI (which is about 1.7% of ECI shares) from a third party, at a cost of approximately NIS 34 million.

         5. The Board of Directors of Koor decided to give its approval for Koor's management to extend a credit line to ECI until February 2003, should ECI be in need of such credit, up to the sum of 100 million dollars, on terms not inferior to market terms on the date of opening the credit line.

         6. In June 2001, some shareholder class actions were filed in the name of various shareholders against ECI and some of its officers: the Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in Virginia, USA, based on the Securities Exchange Act of 1934 in the name of all the shareholders who bought shares in ECI between May 2, 2000 and February 14, 2001 (the "Purchasers"). The plaintiffs allege that ECI and the aforementioned officers defrauded the Purchasers, made false representations and published misleading financial statements, which harmed the plaintiffs. Based on their allegations, the plaintiffs are seeking, inter alia, compensation for their damages, or alternatively, restitution of the sum they lost as a result of the decrease in the value of their shares (no sum has yet been stipulated by the plaintiffs).

                  In a standard procedure under American law, the Federal Court determined, from among the shareholders who had field claims in this matter, the identity of the shareholder and his legal representative who would lead the claim. On October 5, 2001, the aforementioned entity filed a revised and consolidated class action of all the claims filed.

Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an investee company (cont'd)

                  On October 26, 2001, ECI filed an application in the Federal Court for dismissal of the claim in limine, both against the officers and against ECI. On November 9, 2001, the Federal Court gave an order dismissing the class action insofar as it relates to the officers, i.e. the Chairman of the Board and the CEO of ECI and its former CFO. Regarding ECI's application for dismissal in limine of the class action against it, no decision has yet been given. Under American law, as long as a final decision has not been made concerning the application for dismissal, ECI is not required to submit its defense. The management of ECI estimates that the plaintiffs' allegations are groundless, and it intends to oppose the claims.

         7. Some of the present and future liabilities of ECI to banking institutions are secured with certain liens on certain assets and rights, as well as an unlimited negative pledge on the company's assets. As a condition for the banks continuing to extend credit and under the terms of the negative pledge, ECI undertook to maintain certain financial ratios, such as shareholders' equity, shareholders' equity to assets, current and operating income to sales, which will be in effect starting from the third quarter of 2001 ("the Preliminary Date"). In the third quarter of 2001, ECI has not complied with some of the financial ratios. The management of ECI estimates, based on its discussions with the banks, that the date of the Preliminary Date will be postponed.

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company

         1. Consolidated companies of M-A Industries have agreements with banks whereby the consolidated companies sold certain customer debts to the banks. As at September 30, 2001 the customer balance in respect of debts sold decreased by 25 million dollars (as at September 30, 2000
                  - approximately 22 million dollars, and as at December 31, 2000 - approximately 40 million dollars). The difference between the book balance of debts sold and the consideration received, is allocated to the Financing expenses.

                  Under the agreements, the consolidated companies undertook to indemnify the banks in certain cases defined in the agreements, in which the sold debts are not repaid. On October 12, 2001 M-A Industries and some of its consolidated companies ("the Selling Companies"), entered into an agreement which will replace the existing plan. Under the new agreement, the Selling Companies will contract in a securitization transaction and on the final date of closing the agreement, they will sell all their customer balances without right of restitution (except for commercial disputes), to foreign companies which will be established for this purpose and which are not owned or controlled by M-A Industries ("the Purchasing Companies"). Purchase of the debts will be financed by an American company from the Bank of America Group. The maximum volume expected to be at the disposal of the Purchasing Companies is about 150 million dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. M-A Industries will handle collection of the sold debts for the Purchasing Companies in consideration of a fee, which will be determine. On the date of signing the transaction, M-A Industries received a cash payment of about 92 million dollars.



Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

         2. During accounting period, consolidated companies of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta.

                  The cost of the acquisition was approximately 110 million dollars, and is stated under "Intangible assets and deferred expenses". The sum of approximately 21 million dollars was allocated to the costs of registration and licenses and is depreciated over 20 years in the item "Selling and marketing expenses after amortization". The balance of the cost is allocated to goodwill amortized over 20 years in the item "Other income (expenses), net". Under the agreements, if sales of some of the products exceed certain volumes in the coming three years, an additional consideration will be paid, which is likely to reach some 9.3 million dollars. As at the date of approval of the expense, M-A Industries estimates that the additional consideration will not be paid. No provision was made in the financial statements.

         3. During May 2001, the Board of Directors of M-A Industries decided to adopt a policy of distributing a dividend of between 15% and 30% of the annual net profit, starting from 2001. An interim dividend will be distributed each year as an advance on account of the annual dividend, depending on the quarterly profit with the aforesaid limitation. Implementation of the policy is subject to the existence of profits worthy of distribution, on the relevant date, subject to the provisions of any law relevant to dividend distribution, to specific resolutions of the Board of Directors of M-A Industries and to any other resolution which the Board of Directors is authorized to adopt at any time, including in the matter of another designation for the company's profits and a change in the policy. On May 17, 2001, the Board of Directors of M-A Industries decided on distribution of an interim dividend of 5 million dollars. The record date for the entitlement to the dividend is August 1, 2001. On September 9, 2001, the Board of Directors of M-A Industries decided to distribute an interim dividend of
                  3.5 million dollars, and the record date is October 31, 2001.

         4. On August 15, 2001, Koor sold 19,383,000 shares of M-A Industries in consideration of approximately NIS 170 million (the stock market price - NIS 8.80). The capital gain recorded in the third quarter of 2001 is approximately NIS 13 million. After the sale, Koor's holding in M-A Industries decreased from 58.60% to 53.14%.


         C.       United Steel Mills Ltd. ("USM") - a consolidated company

         On November 5, 2001, the Haifa District Court gave a liquidation order for USM Group Ltd., under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator would be appointed at the next creditor's meeting. Previously, from March 16, 2001 to July 31, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001 under a temporary liquidation order.


Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         C.       United Steel Mills Ltd. ("USM") - a consolidated company
                  (cont'd)

         Due to the liquidation proceeding which commenced on August 1, 2001, the consolidation of USM in the financial statements of Koor was terminated at the beginning of the third quarter of the year. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in Koor's operations, after two other companies in this segment were sold during 2000. Therefore, in the Statement of Income for the period ending September 30, 2001, operations in the construction and infrastructure segment presented as a segment whose operations were discontinued, in addition, the Statement of Income reports for the previous periods were restated in order to reflect the discontinuation of operations in the construction and infrastructure segment.

         During 2001, in the period when the group was managed under the stay of proceedings order, Koor made available, ex gratia and without commitment, a special credit line of NIS 28 million. The credit was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses involved in the sale of the plants and the workers' retirement arrangements.

         Since Koor was not a guarantor for the debts of USM to third parties, it had no share in USM's losses for the first six months of 2001 beyond the aforementioned amount.

         The effect of termination of the operation is as follows (in NIS thousands):

                                       1-9/ 2001          1-9/ 2000          7-9/ 2001         7-9/ 2000         1-12/ 2000
                                       ---------          ---------          ---------         ---------         ----------


         Loss before taxes
          on income                         (28,949)           (50,695)                 -           (19,516)           (76,353)
         Effect of tax                            -               (413)                 -                 -               (413)
         Minority share                         687             16,379                  -             4,142             35,916
                                                ---             ------                                -----             ------

                                            (28,362)           (34,729)                 -           (15,374)           (40,850)
                                            -------            -------                              -------            -------


         Capital gain from sale of terminated operation

         Capital gain                             -            390,839                  -                 -            390,839
         Effect of tax                            -            131,590                  -                 -            131,590
                                            -------            -------            -------           -------            -------
                                                  -            259,249                  -                 -            259,249

                                            (28,362)           224,520                  -           (15,374)           218,399



In 2001, the construction and infrastructure segment included USM and In the year 2000 it included the companies Middle East Tubes
Co. Ltd. and Mashav Initiating & Development Ltd. that were sold during 2000.





Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         D.       Koor Corporate Venture Capital partnership

         1. During the first quarter of 2001, Scopus (a consolidated company) issued preferred shares to a third party in consideration of approximately 8.5 million dollars. During the third quarter of 2001, receipts amounting to
                  4.9 million dollars were received in respect of preferred shares which will be issued during the fourth quarter of the year. The liability in respect of the preferred shares is presented in the item "Minority rights in subsidiaries, net".

         2. During the period, the management of Koor Corporate Venture Capital partnership estimated that the value of the investments in a number of companies in the portfolio is lower than the cost of the investment, and therefore decided to reduce the value of the investment in those portfolio companies by approximately 14 million dollars (of which, about 4 million dollars during the third quarter of 2001).

         E.       Elisra Electronic Systems Ltd. ("Elisra")

         1. During the first quarter of 2001, the management of Elisra decided to reduce 8.3 million dollars from the balance of goodwill in B.V.R. Systems (1998) Ltd. (a consolidated company of Elisra), on the basis, inter alia, of the business operation, backlog and up-to-date assessments of market potential. The reduction is presented in the item "Other income (expenses), net".

         2. On March 17, 2001, a fire broke out at the plants of the consolidated companies Tadiran Systems Ltd. and Tadiran Spectralink Ltd. The managements of these two companies estimate, on the basis, inter alia, of the opinion of their legal advisers in this matter, that the indemnity value which will be received from the insurance companies will be not less than the amount of the fire damages.

                  The above estimate of indemnity did not include business interruption losses of 2.1 million dollars, which were recognized in earlier periods in respect of "works in progress" which were damaged by the fire. These amounts were allocated to the statement of income under "Other income (expenses), net". Up to September 30, 2001, advances were received from the insurance companies amounting to approximately 10 million dollars.

         F.       Tadiran Ltd. - a consolidated company

         On March 4, 2001, Tadiran sold its shareholding in ECI to Koor at the quoted price on the date of sale. The transaction was handled in accordance with the Securities Regulations (Presentation of transactions between a Corporation and a Controlling interest therein in the financial statements), 1996.

         G.       Telrad Networks Ltd. - a consolidated company

         1. During the period, Telrad Networks (hereinafter - "Telrad") wrote expenses of employee retirement plans at a cost of approximately NIS 52 million, which is presented in the financial statements as at September 30, 2001 under the item "Other income (expenses"), net".

Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         G.       Telrad Networks Ltd. - a consolidated company (cont'd)

         2. During the period, a contract was signed between Telrad and ECtel (a subsidiary of ECI). Under the agreement, Telrad will sell all its holdings (100%) in Net-Eye Ltd. to ECtel, which will issue shares and options to Telrad in consideration of the acquisition. The closing of the transaction is expected to be during the fourth quarter of 2001, subject to various approvals from ECtel and government entities. Neither profit or loss will be recorded in the financial statements of Koor as a result of this transaction.

         H.       Divestiture of holdings

         1. On January 31, 2001, the transaction for the sale of all Koor's holdings in Koor Insurance Agency (100%) was completed, in consideration of approximately NIS 5 million. The profit to the Company is about NIS 3 million.

         2. On May 4, 2001, Koor Group sold, free of charge, all its holdings (50%) in Sigmaone Communications (hereinafter - "Sigma1") to the KL-LLC group (hereinafter - "the Buyers"), the other shareholders in Sigma1. In the sale transaction, Koor and the Buyers transferred 2 million dollars to Sigma1, to ensure its operation as a going concern. Koor Group also replaced the existing debt of Sigma1 to it with a new debt, which includes an option to convert the debt to shares of about 15% of the capital of Sigma1, on the transaction date. Accordingly, the financial statements of Koor recorded a provision in the amount of the investment, including the loans which Koor extended to Sigma1, of approximately 10 million dollars (of which, 9 million in the first quarter).

         3. In the first quarter of the year, Koor recorded a provision of 10 million dollars for a decrease in value of investments in investee companies, so as to reflect, in the company's estimation, the estimated losses as a result of the expected divestiture or from a decrease in value not of a temporary nature. The reduction is recorded in the item "Other income (expenses"), net".



Note 5 - Contingent Liabilities And Commitments

         A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - the "Law") regarding price coordination and lack of competition between Tadiran Communication Ltd. (hereinafter - "TTL") and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter
                  - the "Commissioner") conducted an examination at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.


Note 5 - Contingent Liabilities And Commitments (cont'd)

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - the Authority) has concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, in the field of the supply of switchboards for the commercial market and in the field of N.S.R.

                  According to a press release by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As at Balance Sheet date, nothing was mentioned regarding details about the findings of the Legal Department of the Authority.

                  Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.

                  The Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

         B. Hereunder are data on Koor's investments through the Koor Corporate Venture Capital partnership, in venture capital funds and in high-tech companies, and the commitment of Koor Corporate Venture Capital to further investments near the date of signature of the financial statements.

                                                                   $ millions
                                                                   ----------


                    Actual investments as at September 30, 2001             96
                                                                            ==
                    Commitment to invest over and above actual
                     investment                                             51
                                                                            ==




Note 6 - Events After The Balance Sheet Date

         After the Balance Sheet date, a framework agreement was signed with Bank Hapoalim ("the Bank"). The agreement stipulates that long-term loans amounting to 265 million dollars will be re-extended to the Company for a period of 5 years, where payment of the interest will be quarterly, at a rate determined in the agreement on the basis of market norms. It was further agreed that subject to terms set out in the agreement, the Bank will make additional loans of up to 50 million dollars available to Koor, for periods of between two and five years on the same terms. Under the terms of the agreement, Koor undertook to maintain minimum shareholders' equity and to repay part of the existing debt by using the proceeds which will be received from the realization of certain assets, if they are realized. The rescheduling of the loans went into effect closer to the date of signing of the agreement.




              KOOR Industries Limited (An Israeli Corporation)

                            Financial Statements
                          As at September 30, 2001
                                (Unaudited)